ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received on 25 January a notification dated 24 January 2006, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Barclays PLC, and its subsidiary companies, in the ordinary shares of Reed Elsevier PLC is 38,625,977 shares representing 3.02% of the Company’s current issued share capital.